Exhibit 9

EXECUTION VERSION

AGREEMENT

This Agreement (this “Agreement”), dated as of August 1, 2025 (the “Effective Date”), is entered into by and between KORE Group Holdings, Inc., a Delaware corporation (the “Corporation”), and Searchlight IV KOR, L.P. (together with its affiliates and associates, “Searchlight”).

recitals

WHEREAS, reference is hereby made to that certain Investment Agreement by and between the Corporation and Searchlight dated as of November 9, 2023, as amended on December 13, 2023 (as amended, the “Investment Agreement”), including in particular Section 5.05 thereof;

WHEREAS, Article IX of the Corporation’s Amended and Restated Certificate of Incorporation (as amended, the “Charter”) restricts the Corporation’s ability to consummate business combinations (as defined in the Charter) with an interested stockholder (as defined in the Charter) for three years after such stockholder became an interested stockholder; provided, however, that such restriction shall not apply if, prior to the time that a given stockholder became an interested stockholder, the Corporation’s board of directors (the “Board”) approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder (either such approval, an “Article IX Waiver”);

WHEREAS, Searchlight has advised the Board that it is considering making an offer to acquire the Corporation (a “Potential Transaction”);

WHEREAS, the Board delegated to a special committee of the Board (the “Special Committee”) certain powers including to grant one or more Article IX Waivers and waivers under the Investment Agreement, in connection with a Potential Transaction in the Special Committee’s sole discretion;

WHEREAS, Searchlight has advised that it would like to confer, consult and potentially reach agreements and understandings with ABRY Partners, LLC (together with its affiliates and associates, “ABRY”) and take other steps in furtherance of a Potential Transaction in order to consider how to make an offer for a Potential Transaction more attractive; and

WHEREAS, in order to facilitate the ability of Searchlight to consider how to make an offer for a Potential Transaction more attractive, the parties hereto wish to agree on a limited Holiday Period (as defined below) during which Searchlight may accomplish the foregoing after which, unless further extension is agreed, the Status Quo (as defined below) will apply again as provided below.

NOW, THEREFORE, in consideration of the mutual agreements contained herein and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the Corporation and Searchlight agree as follows:

Section 1.            Proposal Preparation Period.

(a)        During the Holiday Period, Searchlight and any Permitted Group (as defined below) shall have an Article IX Waiver and a holiday of relief from any restrictions and/or obligations that apply under Article IX of the Charter as of the date hereof in respect of an offer for a Potential Transaction, whether individually or together with ABRY. For purposes of this Agreement, the “Holiday Period” shall mean the period commencing on the date hereof until 5:00 p.m. New York time on November 30, 2025, unless extended by amendment as provided in Section 7.

(b)         During the Holiday Period, Searchlight (i) shall not be restricted by Section 5.05(d) of the Investment Agreement with respect to ABRY and may confer and consult with and reach agreements and understandings with, and potentially be considered a “group” (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) with, ABRY (any such “group,” a “Permitted Group”) and (ii) shall not be deemed to violate Section 5.05(a) of the Investment Agreement by virtue of forming a Permitted Group with ABRY; provided, that: (x) no such Permitted Group shall include any other person who is not an affiliate or associate of Searchlight or ABRY and (y) if no definitive agreement is entered into between the Corporation and Searchlight, ABRY and/or such Permitted Group regarding a Potential Transaction by the end of the Holiday Period, then any such Permitted Group formed during the Holiday Period shall be thereupon disbanded.

(c)         The restrictions and obligations under Article IX of the Charter and the Investment Agreement in effect immediately prior to the execution of this Agreement (the “Status Quo”) shall once again apply after the Holiday Period; provided that no action taken during the Holiday Period which is permitted to be taken during the Holiday Period shall result in adverse consequences to Searchlight or ABRY under Article IX of the Charter or be deemed to constitute a breach of the Investment Agreement.

(d)         The Corporation represents and warrants that the restrictions applicable to business combinations contained in Section 203 of the Delaware General Corporation Law (“DGCL”) are, and will be, inapplicable to the execution, delivery and performance of the transactions contemplated and permitted hereunder, including a Potential Transaction involving Searchlight and/or ABRY.

(e)         The Corporation represents and warrants that the Special Committee has adopted the resolutions attached hereto as Annex A, which shall not be revoked or adversely changed with respect to matters occurring during the Holiday Period, such that Searchlight, ABRY and any of their affiliates, associates or any Permitted Group involving any of the foregoing, shall have an Article IX Waiver with respect to all actions taken during the Holiday Period which are not in breach of the obligations under this Agreement.

Section 2.            Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of laws principles thereof.

Section 3.            Jurisdiction and Venue. Each party, by its execution hereof: (a) hereby irrevocably attorns and submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or the federal court sitting in the City of Wilmington, Delaware for the purpose of any litigation arising out of or related to this Agreement between or among the parties (or any of them); (b) hereby waives and agrees not to assert, by way of motion, as a defense or otherwise, in any such litigation, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that any such litigation brought in one of the above-named courts should be dismissed on grounds of forum non conveniens, should be transferred or removed to any court other than one of the above-named courts, or should be stayed by reason of the pendency of some other proceeding in any court other than one of the above-named courts, or that this Agreement or the subject matter hereof may not be enforced in or by such court; and (c) hereby agrees not to commence any such litigation (including for a declaratory judgment or the like) other than before one of the above-named courts. Each party further waives any claim, and will not assert, that venue should properly lie in any other location within the selected jurisdiction or otherwise.

Section 4.            Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that money damages or legal remedies would not be an adequate remedy for any such damages. Therefore, it is accordingly agreed that each party shall be entitled to enforce specifically the terms and provisions of this Agreement, or to enforce compliance with, the covenants and obligations of any other party, and appropriate injunctive relief shall be granted in connection therewith, and no party shall assert that a remedy of specific performance or other equitable relief is unenforceable, invalid, contrary to law or inequitable for any reason, nor that a remedy of monetary damages would provide an adequate remedy or that the parties hereto otherwise have an adequate remedy at law. Any party seeking an injunction, a decree or order of specific performance shall not be required to provide any bond or other security in connection therewith and any such remedy shall be in addition and not in substitution for any other remedy to which such party is entitled at law or in equity.

Section 5.            Non-Reliance. Each of the parties hereto acknowledges that none of the other parties makes, and acknowledges that they have not relied upon or otherwise been induced by, any express or implied representation or warranty by or on behalf of any other party or with respect to any other information provided or made available to such party by or on behalf of such other party in connection with the transactions contemplated by this Agreement, including any information, documents, projections, forecasts or other material made available to such party in data rooms, management presentations or similar information deliverables in expectation of the transactions contemplated by this Agreement.

Section 6.            Assignment; Binding Effect; Benefits. This Agreement is not assignable without the written consent of each of the other parties hereto. Subject to the foregoing, the provisions of this Agreement shall be binding upon and inure to the benefit of the parties and their respective heirs, legal representatives, successors and permitted assigns. Nothing in this Agreement, express or implied, is intended or shall be construed to give any person other than the parties or their respective successors or assigns any legal or equitable right, remedy or claim under or in respect of any agreement or any provision contained herein.

Section 7.            Amendment; Waiver. This Agreement may be amended by the parties hereto at any time. Any amendment to this Agreement shall be valid only if set forth in an instrument in writing signed on behalf of each of the parties hereto. Any party hereto may waive his or rights pursuant to this Agreement by delivering a written instrument contemplating such waiver, signed by or on behalf of such party, to the applicable party or parties. The failure of any party to this Agreement to assert any of its rights hereunder or otherwise shall not constitute a waiver of such rights.

Section 8.            Counterparts. This Agreement may be executed in counterparts or in facsimiles, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

(Remainder of Page Intentionally Left Blank)

IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement and the Special Committee has acknowledged this Agreement as of the date first above written.

KORE GROUP HOLDINGS,INC.

By:	/s/ Timothy M. Donahue
	Name:	Timothy M. Donahue
	Title:	Chairman of the Special Committee

SEARCHLIGHT IV KOR, L.P.

By:	/s/ Andrew Frey
	Name:	Andrew Frey
	Title:	Authorized Person

Annex A

[Intentionally Omitted]